UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September  2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Material Agreements

Note Offering

On September 18, 2025, Paranovus Entertainment Technology Limited (the “Company”) signed a promissory note purchase agreement (the “Purchase Agreement”) with Ms. Minzhu Xu, who is the chairperson of the Company’s board of directors (the “Board”). Pursuant to the Purchase Agreement, the Company issued an 8% promissory note with principal amount of $250,000 (the “Note”) to Ms. Xu on September 18, 2025, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

This Note Offering was unanimously approved by the audit committee of the Board of the Company consisting only of independent directors.

The forms of the Purchase Agreement and the Note are attached hereto as Exhibits 10.1 and 10.2. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note.

Amendment to Certain Promissory Notes

As disclosed previously, the Company has entered into note purchase agreements with Ms. Xu, on May 20, 2024, September 30, 2024 and January 13, 2025, pursuant to which the Company issued three unsecured promissory notes to Ms. Xu, respectively, in an aggregate original principal amount of $1,700,000.00 (“Xu’s Notes”). In addition, the Company has entered into note purchase agreements with Mr. Guangrong Ao, on November 14, 2023, January 18, 2024, and March 12, 2024, pursuant to which the Company issued three unsecured promissory notes to Mr. Ao, respectively, in an aggregate original principal amount of $2,250,000.00 (“Ao’s Notes”, collectively with Xu’s Notes, the “Current Notes”)

On September 18, 2025, the Company and each of Mr. Ao and Ms. Xu, signed certain acknowledgments (“Acknowledgements”), pursuant to which, the parties acknowledged and agreed to amend and restate each of the Current Notes (the “Amended and Restated Notes”) such that the maturity date of each of the Amended and Restated Notes are extended to March 31, 2026.

The foregoing descriptions of the Acknowledgements and the Amended and Restated Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Form of the Acknowledgements and the Form of the Amended and Restated Notes, which are furnished hereto as Exhibits 10.3 and 10.4, respectively.

Exhibits

Exhibit No.	Description
10.1	The Form of the Promissory Note Purchase Agreement
10.2	The Form of the Promissory Note
10.3	The Form of the Acknowledgments
10.4	The Form of the Amended and Restated Notes

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: September 22, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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